April 26, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Summary of Kobe Steel's Consolidated Financial Results for Fiscal 2006
(April 1, 2006 - March 31, 2007)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dlw 5/8

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
April 26, 2007

Summary of Kobe Steel's Consolidated Financial Results for Fiscal 2006

(April 1, 2006 – March 31, 2007)

TOKYO, April 26, 2007 – Kobe Steel, Ltd. announced today its financial results for fiscal 2006, ended March 31, 2007.

Consolidated financial summary (in millions of yen)

	FY2006	FY2005	% Change
Net sales	1,910,296	1,667,313	14.6%
Operating income	208,624	220,395	(5.3%)
Ordinary income *	183,278	176,932	3.6%
Net income	109,668	84,559	29.7%
Net income per share	35.36	27.93 yen	

Notes: * Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2006	FY2005
Iron & Steel	830,696	758,368
Wholesale Power Supply	66,858	65,208
Aluminum & Copper	397,309	304,945
Machinery	280,946	259,277
Construction Machinery	285,382	227,027
Real Estate	41,362	47,244
Electronic Materials & Other Businesses	63,578	61,128
Eliminations	(55,838)	(55,887)
Consolidated net sales	1,910,296	1,667,313

Overseas sales (in millions of yen)

	FY2006	FY2005
Overseas sales	562,866	420,873
Consolidated net sales	1,910,296	1,667,313
% overseas sales	29.5%	25.2%

Operating Results & Financial Position

(1) Operating Results

Japan's economy gradually expanded in fiscal 2006, ended March 31, 2007. With corporate earnings at high levels, private-sector capital investment increased and personal spending went up, spurred by higher workers' incomes. The world economy grew, centered on China and other Asian countries.

On this background, Kobe Steel's consolidated net sales in fiscal 2006 rose 242.9 billion yen to 1,910.2 billion yen, in comparison to the same period last year. Operating income decreased 11.7 billion yen to 208.6 billion yen, in comparison to the same period last year, as inventory valuation under the average method in fiscal 2005 had pushed up profits higher for that year. In addition, from fiscal 2006 machinery and equipment depreciation was changed from the straight-line method to the declining-balance method, which increased the depreciation burden. However, ordinary income increased 6.3 billion yen to 183.2 billion yen, in comparison to the same period last year, owing to higher profits from equity-valued affiliates. After extraordinary loss consisting of loss on impairment of fixed assets and expenses for environmental measures, net income was 109.6 billion yen.

Results by Business Segment

Iron & Steel

Domestic demand for steel products used mainly in the automotive, shipbuilding and other manufacturing industries was strong in the period under review. Domestic inventories, which had accumulated due to weak demand for general steel products in fiscal 2005, had steadily gone down. Exports of high-end steel products continued to be strong and the market for general steel products was brisk on the back of growing world demand.

Under these conditions, Kobe Steel was able to increase shipments of steel products, in comparison to the previous year, owing to the strong demand for upper-end steel products mainly from manufacturing industries. As Kobe Steel was able to gain price increases on some products, the average sales price improved slightly, in comparison to the previous year. Brisk demand for steel castings and forgings from the shipbuilding industry and titanium mill products from the aircraft market contributed to higher sales in comparison to the same period last year.

Demand was also brisk for welding consumables. In Japan, demand was strong in the shipbuilding and automotive industries. In overseas markets, demand was strong from the shipbuilding and energy-related industries.

As a result, segment sales increased 9.5% to 830.6 billion yen, but operating income went down 36.3 billion yen to 94.5 billion yen, in comparison to the same period last year. Operating income was affected by the average method in fiscal 2005, which had pushed up profits higher for that year, a change in the method of depreciation, and expenses for environmental measures, mainly maintenance-related work.

Wholesale Power Supply

The Shinko Kobe Power Station is capable of generating and supplying a maximum of 1.4 million kilowatts of electricity. In this segment, sales rose 2.5% to 66.8 billion yen, as higher coal prices were offset by higher electricity unit prices. Operating income decreased 1.5 billion yen to 18 billion yen, due to an increase in facility maintenance costs to ensure stable operation.

Aluminum & Copper

Shipments of rolled aluminum products were flat, in comparison to the previous year. Although unseasonable weather led to a decrease in aluminum can stock for beverage cans, shipments of flat products were robust to automakers and the semiconductor manufacturing equipment market. Shipments of aluminum blanks and substrates, which go into hard disk drives, were also brisk.

Shipments of rolled copper products increased, in comparison to the previous year. Demand continued to be strong for copper strip for automotive electrical parts, while in the overseas market, shipments of copper tube went up.

Aluminum castings and forgings saw brisk shipments to the automotive industry, although demand in the LCD market entered an adjustment phase.

Under these conditions, although overall sales volume remained the same, in comparison to the previous year, high aluminum ingot and copper cathode prices boosted sales prices. As a result, segment sales increased 30.3% to 397.3 billion yen, in comparison to the same period last year. Operating income increased. 11.3 billion yen to 34.6 billion yen as the effect of inventory valuation, propped up by high raw material prices, helped pushed up profits.

Machinery

Domestic orders increased 23.6% to 181.1 billion yen, in comparison to the same period last year. On the back of strong private-sector capital investment, orders were strong for compressors, rolling mills and other products. In the environmental business, Kobe Steel received orders for large waste treatment and sludge treatment projects.

Overseas orders went up 37.3% to 127.5 billion yen. Capital investments were active in the oil refining, petrochemical and energy fields in the Middle East, Asia and North America, leading to strong demand for non-standard compressors, plastics processing machinery and pressure vessels. An order was also received for a gas-based direct reduction plant.

As a result, total orders increased 28.9% to 308.6 billion yen, and the backlog of orders was 306.1 billion yen. Owing to strong orders, machinery segment sales rose 8.4% to 280.9 billion yen, in comparison to the previous year. Operating income increased 11.7 billion yen to 22.1 billion yen.

Construction Machinery

Domestic demand for hydraulic excavators was brisk. Although public works projects continued to decline, private-sector capital investment was strong and reduced inventories brought about by higher exports of used machines to China and other markets supported new demand for construction equipment. The overseas market was also strong. Although demand slowed in the United States, the Chinese market rapidly recovered and expanded. The crane business was also robust, centered on the Middle East and Southeast Asia.

As a result, segment sales increased 25.7% to 285.3 billion yen, in comparison to the same period last year. Operating income increased 5.9 billion yen to 14.8 billion yen.

Real Estate

As the number of condominium completions went down, segment sales decreased 12.5% to 41.3 billion yen, in comparison to the same period last year. Operating income increased slightly to 5.3 billion yen due to cost improvements.

Electronic Materials & Other Businesses

Due to inventory adjustments of liquid crystal displays and competition from alternative materials, shipments of target material for thin-film wiring went down. However, the materials analysis business, centered on the electronics field, continued to be steady. As a result, segment sales rose 4.0% to 63.5 billion yen in comparison to the same period last year. Operating income decreased 3.1 billion yen to 14.3 billion yen due to the slumping demand for target material.

Outlook for Fiscal 2007 (ending March 31, 2008)

The outlook for fiscal 2007 is not entirely optimistic. The domestic economy is expected to steadily grow, as private-sector demand – including domestic capital investment and personal spending – is anticipated to continue increasing. However, trends in the United States and a softening of the market for general steel products due to higher steel production in China are factors of concern. On this background, Kobe Steel's outlook for its business segments in fiscal 2007 is as follows:

Iron & Steel

Steel demand, both in Japan and overseas, is anticipated to continue being robust for high-grade steel. Demand is expected to also be brisk for steel castings and forgings, titanium products and welding consumables. As a result, fiscal 2007 segment sales are forecast to be higher than in fiscal 2006. However, on the supply side, there is concern that supply pressure will increase due to higher steel production in China.

Wholesale Power Supply

The Shinko Kobe Power Station intends to run its facilities under stable operation. As the electricity unit price is anticipated to go up due to higher coal prices, segment sales are forecast to increase in fiscal 2007, in comparison to fiscal 2006.

Aluminum & Copper

Demand for rolled aluminum products is anticipated to increase due to the continued strong automotive market, although aluminum can stock for beverage containers is expected to be flat. For rolled copper products, demand is expected to be higher than in fiscal 2006. Demand will continue to be brisk for electronic materials used in the automotive industry and flat for copper tube for air conditioners, in comparison to the previous year.

As a result, overall aluminum and copper shipments are forecast to increase over fiscal 2006, and segment sales are forecast to rise owing to high aluminum ingot and copper cathode prices.

Machinery

Orders for compressors used in the oil refining, petrochemical and energy fields; plastics processing machinery; and pressure vessels are anticipated to continue being strong. In the environmental field,

public works demand will be sluggish, but private-sector demand will continue to be stable. As a result, segment sales are anticipated to rise due to favorable business conditions.

Construction Machinery
The domestic market for hydraulic excavators is anticipated to continue being strong on the back of firm private-sector investment. Overseas demand, mainly in China, is forecast to continue being robust. The crane business will also continue to perform well. As a result, segment sales are anticipated to increase in comparison to fiscal 2006.

Real Estate
Owing to a rise in condominium construction and completions, segment sales are anticipated to increase, in comparison to fiscal 2006.

Electronic Materials & Other Businesses
Segment sales are forecast to decrease due to prolonged inventory adjustments of LCDs and tougher competition from alternative materials.

Overall Forecast
In the Iron & Steel Segment, demand for high-grade steel will continue to be high. Demand for steel castings and forgings and titanium products is also anticipated to be robust. A strong demand environment is also anticipated for the Machinery segment and Construction Machinery segment. As a result, consolidated sales are forecast to be higher than in fiscal 2006.

Profits will be lower than in fiscal 2006. The depreciation burden will be higher due to a change in the depreciation method brought about by a revision in the tax system. In addition, inventory valuation, which had pushed up profits in the Aluminum & Copper segment, will have less effect in fiscal 2007.

As a result, consolidated sales at Kobe Steel are anticipated to reach 2,060 billion yen. Ordinary income is expected to reach 135 billion yen, and net income is projected at 80 billion yen.

(2) Financial Position

Owing to the higher value of inventories due to rising raw material prices, strategic investments to improved business competitiveness, and the implementation of necessary blast furnace refurbishment investments for stable production, total assets at the end of the term increased 167.3 billion yen to 2,241.5 billion yen. With net income of 109.6 billion yen, net assets increased 106.4 billion yen to 636.4 billion yen, in comparison to fiscal 2006. As a result, the net worth ratio was 26.4%, up 0.8% from fiscal 2005.

Net cash provided by operating activities was 172.7 billion yen. Income before income taxes reached 175.3 billion yen and depreciation was 86.6 billion yen, with cash paid for income taxes amounting to 85.0 billion yen. Net cash used in investing activities amounted to 128.5 billion yen, after purchases of fixed assets. Net cash used in financing activities amounted to 48.8 billion yen, following payment of 30.2 billion yen for the purchase of treasury stock, payment of 27.7 billion yen for dividends, and increase in borrowings.

As a result, debt increased 21.3 billion yen to 742.2 billion yen in comparison to fiscal 2005. Cash and cash equivalents increased 2.6 billion yen to 98.1 billion yen, in comparison to fiscal 2005.

Consolidated cash flow Indicators

	FY2002	FY2003	FY2004	FY2005	FY2006
Net worth ratio	15.4%	17.2%	19.9%	25.6%	26.4%
Stockholders' equity ratio at market price	10.9%	24.7%	29.6%	67.1%	66.0%
Ratio of cash flow to interest-bearing debt	8.4	9.0	3.6	3.6	4.3
Interest coverage ratio (times)	3.8	4.1	9.3	9.0	8.5

Notes:
* Net worth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Ratio of cash flow to interest-bearing debt: Interest-bearing debt/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense

(3) Basic Policy on Profit Sharing and Dividends

Kobe Steel considers the return of profits to its shareholders as an important management issue. Taking a medium- to long-term view on business development, Kobe Steel is striving to increase the corporate value of the entire Kobe Steel Group.

In distributing its profits, Kobe Steel takes into overall consideration the financial condition of the company, trends in its business performance, future capital needs and other issues. The basis for dividend payments is continuous and stable distribution. Dividends are decided upon taking into account the company's performance for each business term, the payout ratio and other factors.

As for internal reserves, by providing necessary financing for future growth, Kobe Steel strives to improve is profitability as well as improve and strengthen its financial condition.

Taking into consideration profit sharing based on its financial performance, Kobe Steel is aiming for a dividend payout ratio of 15% to 25% of consolidated net income.

Dividends
With regard to the year-end dividend, Kobe Steel has decided to pay a dividend of 4 yen per share for the second half of the fiscal year, taking into consideration comprehensive factors including fiscal 2006 profit levels, the payout ratio, investment funds necessary for future growth, and financial condition of the company. Combined with the interim dividend that has been already paid, the dividend for the full fiscal 2006 is 7 yen per share, an increase of 1 yen in comparison to the previous year.

To implement a more flexible capital policy, Kobe Steel approved at its Board of Directors' meeting held on March 1, 2007 to purchase treasury stock under Article 459.1 of the Corporation Law of Japan and the company's Articles of Incorporation. Between March 2, 2007 and April 18, 2007, shares were purchased from the market. The total number of shares acquired from the market during this period was 103,919,000 shares (3.34% of total issued shares). The total purchase price was 49,999,609,000 yen.

Media Contact:
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Highlights of Kobe Steel's FY2006 Consolidated Financial Results

(April 1, 2006 – March 31, 2007)

April 26, 2007

Company name:	Kobe Steel, Ltd.
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Code number:	5406
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
General shareholders' meeting scheduled for:	June 26, 2007
Dividend payments scheduled to begin:	June 6, 2007
Yukashoken hokokusho (Japanese annual financial statement) to be issued:	June 26, 2007

---

1. FY2006 consolidated financial results (April 1, 2006 – March 31, 2007)
(in millions of yen)

(1) Consolidated financial results

	FY2006	FY2005	% change
Net sales	1,910,296	1,667,313	14.6%
Operating income	208,624	220,395	(5.3%)
Ordinary income	183,278	176,932	3.6%
Net income	109,668	84,559	29.7%
Net income per share	35.36 yen	27.93 yen	
Diluted net income per share	–	27.24 yen	
Return on equity	19.5%	18.6%	
Ratio of ordinary income to total assets	8.5%	8.9%	
Ratio of operating income to net sales	10.9%	13.2%	

Equity in income of unconsolidated subsidiaries and affiliates in FY2006: 14,056 million yen FY2005: 10,505 million yen

(2) Consolidated financial position

	FY2006	FY2005
Total assets	2,241,570	2,074,241
Net assets	636,431	529,999
Net worth ratio	26.4%	25.6%
Net assets per share	194.46 yen	170.64 yen

Note: Net worth in FY2006: 592,082 million shares FY2005: –

(3) Consolidated cash flows

	FY2006	FY2005
Net cash provided by operating activities	172,785	198,181
Net cash used in investing activities	(128,557)	(94,214)
Net cash used in financing activities	(48,823)	(93,593)
Cash & cash equivalents at end of year	98,162	95,485

2. Dividends

Period	Dividend per share (yen)			Total dividend Amount* (yr)	Dividend payout ratio	Net income per share
	Interim	Year end	Full year			
FY2005	0.00	6.00	6.00	18,673	21.5%	4.0%
FY2006	3.00	4.00	7.00	21,541	19.8%	3.8%
FY2007 (est.)	–	–	–	–	–	–

* In millions of yen

3. Consolidated forecast for fiscal 2007 (ending March 31, 2008)

(in millions of yen)	First half	Full year
Estimated net sales	1,000,000	2,060,000
Estimated operating income	75,000	178,000
Estimated ordinary income	55,000	135,000
Estimated net income	30,000	80,000
Estimated net income per share	9.85 yen	26.27 yen

4. Other

(1) Changes in number of material subsidiaries in fiscal year
(Changes in specified subsidiaries due to changes in scope of consolidation): No

(2) Changes in accounting principles, procedures, presentation, etc. on the preparation of consolidated financial statements

- New or revised accounting standards: Yes
- Other changes: Yes

(3) Number of issued shares

Number of issued shares (common stock):	3,115,061,100	FY2005:	3,115,061,100
Number of treasury shares (including treasury stock):	70,435,335	FY2005:	9,383,104

Notes:
The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to continuously improve its corporate value by striving to fulfill its social responsibilities to shareholders, investors, customers, employees, local communities and other stakeholders, based on the following corporate philosophy:

Kobe Steel Group Corporate Philosophy

1. We provide reliable and advanced technologies, products and services that satisfy customers.

2. We support each employee in developing his or her abilities, while respecting mutual cooperation within the Kobe Steel Group.

3. Through continuous efforts for innovative change, we aim to enhance our corporate values.

2. Financial Targets

(in billions of yen)	FY2008 Plan	FY2006 Results
Sales	About 1,900.0	1,910.2
Ordinary income	180.0 or more	183.2
Net income	100.0 or more	109.6
Return on assets (%)	5.0% or more	4.9%
Debt (interest-bearing debt)	550.0 or less	621.2
Debt, including IPP project finance	650.0 or less	742.2
Debt-to-equity ratio (times)	0.8 or less	1.2
D/E ratio including IPP project finance (times)	0.9 or less	1.4

3. Medium- to Long-Term Business Strategy

In April 2004, the Kobe Steel Group launched the Fiscal 2006-2008 Medium-Term Business Plan, a three-year plan that ends in March 2009. In the medium- to long-term future, the Group aims to build a strong corporate structure to achieve stability and growth. Major points follow below.

3.1. Expanding and creating "Only One" higher-end products

The Kobe Steel Group's original, value-added products, highly evaluated by customers, are regarded as "Only One" products. Kobe Steel intends to further expand sales of these products. By creating and growing Only One products that meet the needs of the times, Kobe Steel intends to raise the sales of upper-end products to comprise 40% of total sales at the end of fiscal 2008, in comparison to 35% at the end of fiscal 2005.

3.2. Strengthening "monozukuri" capabilities – skilled manufacturing

The Kobe Steel Group will focus on cost reduction and quality control. It will implement capital investments to further improve product functions and add value to products. Kobe Steel will also improve its research and development organization.

3.3. Strengthening the financial base

While undertaking strategic investments for sustained growth, the Kobe Steel Group plans to continue focusing on improving its financial structure. It plans to build a solid financial base resistant to changes in the business environment.

3.4. Promoting corporate social responsibility

The Kobe Steel Group will systematize CSR activities throughout the Group. The Kobe Steel Group will thoroughly carry out compliance activities, as well as focus on improving corporate governance.

3.5 Creating a positive work environment that instills pride in employees' work

For all Kobe Steel Group employees, the Kobe Steel Group plans to establish safer and more comfortable workplaces, as well as improve the working environment to support employees, who have diverse values, in developing their abilities. The Company will also further strengthen skill transference from older to younger workers and human resources development.

3.6 Strengthening group management

By integrating systems and information infrastructure and deploying the "KOBELCO" brand throughout the Group, Kobe Steel plans to nurture a strong shared unity and enhance the capabilities of the Kobe Steel Group.

4. Issues facing Kobe Steel

The Kobe Steel Group intends to build a strong, profit structure that further strengthens its business competitiveness and is responsive to market changes. Each business segment is expanding its "Only One" higher-end products and upgrading its skilled manufacturing capabilities. Kobe Steel is also strengthening its involvement in compliance and environmental conservation. In these ways, Kobe Steel is striving to earn the deep trust of all of its stakeholders. Specific issues by segment are:

Iron & Steel

For steel products, Kobe Steel intends to expand sales to domestic manufacturing industries in which stability and growth are anticipated. The Company will also respond to growth fields such as steel castings and forgings, titanium products, and welding consumables.

The company is carrying out capital investments such as refurbishing its blast furnaces and other projects. It will strengthen its manufacturing technologies, promote energy savings and reduce costs and build a stable production system. It will carry out strategic investments in line with demand trends.

Aluminum & Copper

This segment is focusing management resources on the automotive and IT fields. In particular, it plans to actively develop its businesses and increase profits in the areas of aluminum disk material and aluminum forgings for suspensions. The segment will make further improvements in quality and productivity by upgrading its equipment.

Machinery

In the machinery and engineering fields, the favorable demand environment will contribute to profits. The Company is upgrading its facilities, maintaining production capacity, improving quality and reducing costs. Plans also call for strengthening the iron unit business and increasing its profitability. In the environmental business, drastically reducing costs will contribute to improved profitability. The construction machinery business plans to focus on overseas operations, which will help raise its profitability.

Electronic Materials

This segment plans to meet the demand for target material used in LCDs. It will also develop and commercialize new products for future growth.

Consolidated Balance Sheets

(in millions of yen)

Assets	FY2006 Ended Mar. 31, 2007	FY2005 Ended Mar. 31, 2006
Current Assets		
Cash and cash equivalents	99,667	96,187
Notes and accounts receivable	332,204	318,199
Inventories	367,332	303,003
Deferred income taxes	20,695	26,249
Other	64,408	59,620
Allowance for doubtful accounts	(830)	(992)
Total current assets	883,478	802,267
Tangible fixed Assets		
Buildings and structures	294,194	289,074
Machinery and equipment	420,096	417,406
Tools, furniture and fixtures	14,905	13,466
Land	203,426	203,100
Construction in progress	72,147	38,826
Total tangible fixed assets	1,004,769	961,873
Intangible fixed assets	16,791	15,166
Investments and other assets		
Investments in securities	246,611	223,964
Long-term loans receivable	6,335	6,292
Deferred tax assets	21,086	7,356
Other	67,609	63,449
Allowance for doubtful accounts	(5,112)	(6,128)
	336,530	294,933
Total fixed assets, investments & other assets	1,358,091	1,271,973
Total assets	2,241,570	2,074,241

Liabilities, Minority Interests, and Stockholders' Equity	FY2006 Ended Mar. 31, 2007	FY2005 Ended Mar. 31, 2006
Current liabilities		
Notes and accounts payable	492,969	417,407
Short-term borrowings	170,266	176,332
Bonds and notes due within one year	23,284	48,419
Accrued amount payable	51,042	49,323
Income and enterprise taxes payable	21,673	48,542
Deferred income liabilities	3,402	2,193
Provision for product warranties	6,713	5,963
Provision for casualty loss	–	1,429
Provision for environmental measures	276	2,866
Provision for restructuring costs	4,108	6,123
Other	146,709	126,973
Total current liabilities	920,445	885,574
Long-term liabilities		
Bonds and notes	233,187	215,363
Long-term borrowings	315,337	278,862
Deferred tax liabilities	36,894	18,427
Deferred tax liabilities on revaluation of land	5,371	6,027
Employees' severance and retirement benefits	46,919	52,980
Provision for environmental measures	4,247	2,661
Negative goodwill	214	–
Consolidated adjustments account	–	729
Other	42,521	45,022
Total long-term liabilities	684,692	620,073
Total current and long-term liabilities	1,605,138	1,505,648

Liabilities, Minority Interests, and Stockholders' Equity	FY2006 Ended Mar. 31, 2007	FY2005 Ended Mar. 31, 2006
Minority interests	–	38,593
Stockholders' equity		
Common stock	–	233,313
Capital surplus	–	83,145
Retained earnings	–	157,275
Land revaluation	–	(4,358)
Net unrealized holding gains on securities	–	68,999
Foreign currency translation adjustments	–	(7,047)
Treasury stock, at cost	–	(1,327)
Total stockholders' equity	–	529,999
Total liabilities, minority interests & stockholder's equity	–	2,074,241
Net Assets		
Stockholders' equity		
Common stock	233,313	–
Capital surplus	83,282	–
Retained earnings	239,182	–
Treasury stock, at cost	(31,519)	–
Total stockholders' equity	524,258	–
Valuation and Translation Adjustments		
Net unrealized holding gains on securities	75,564	–
Deferred gains on hedges	2,179	–
Land revaluation	(4,899)	–
Foreign currency translation adjustments	(5,020)	–
Total valuation and translation adjustments	67,823	–
Minority interests	44,349	–
Total net assets	636,431	–
Total liabilities and net assets	2,241,570	–

Consolidated Statements of Income

(in millions of yen)

	FY2006 Ended Mar. 31, 2007	FY2005 Ended Mar. 31, 2005
Net sales	1,910,296	1,667,313
Cost of sales	(1,543,158)	(1,297,291)
Gross profit	367,138	370,021
Selling, general and administrative expenses	(158,513)	(149,626)
Operating income	208,624	220,395
Non-operating income		
Interest and dividend income	5,128	3,830
Other income	47,709	43,434
	52,837	47,265
Non-operating expenses		
Interest expense	(20,596)	(21,146)
Other expenses	(57,586)	(69,581)
	(78,183)	(90,727)
Ordinary income	183,278	176,932
Extraordinary loss		
Loss on impairment of fixed assets	(4,774)	–
Expenses for environmental measures	(3,128)	(5,599)
Loss on separation of real estate business	–	(14,100)
Casualty loss	–	(4,539)
	(7,903)	(24,239)
Income before income taxes	175,375	152,693
Income taxes		
Current	(58,412)	(60,007)
Deferred	(2,976)	(5,435)
Minority interests in income of subsidiaries	(4,317)	(2,691)
Net income	109,668	84,559

Consolidated Statements of Capital Surplus and Retained Earnings

(in millions of yen)

Capital Surplus	FY2005 Ended Mar. 30, 2006
Capital surplus at beginning of period	67,979
Conversion of convertible bond	15,150
Gain on disposal of treasury stock	15
Increase in capital surplus	15,165
Capital surplus at end of term	83,145

Retained Earnings	
Retained earnings at beginning of period	81,633
Net income	84,559
Increase due to changes in scope of consolidation	40
Increase in retained earnings	84,600
Cash dividends	(8,921)
Bonuses to directors	(23)
Decrease due to changes in scope of consolidation	(13)
Decrease in retained earnings	(8,958)
Retained earnings at end of term	157,275

Consolidated Statement of Changes in Net Assets (in millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	233,313	83,145	157,275	(1,327)	472,405
Amount of change					
Cash dividends*			(18,673)		(18,673)
Cash dividends			(9,337)		(9,337)
Bonuses to directors			(26)		(26)
Net income			109,668		109,668
Stock swap		111		68	180
Purchase of treasury stock				(30,280)	(30,280)
Disposal of treasury stock		25		19	45
Decrease due to changes in scope of consolidation			(265)		(265)
Increase due to reversal of land revaluation			540		540
Net changes other than stockholders' equity					
Total changes	–	136	81,907	(30,191)	51,852
Balance at Mar. 31, 2007	233,313	83,282	239,182	(31,519)	524,248

	Valuation and Translation Adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains on hedges	Land revaluation	Foreign currency translation adjustments	Total valuation & translation adjustments		
Balance at Mar. 31, 2006	68,999	–	(4,358)	(7,047)	57,593	38,593	568,592
Amount of change in interim period							
Cash dividends							(18,673)
Cash dividends							(9,337)
Bonuses to directors							(26)
Net income							109,668
Stock swap							180
Acquisition of treasury stock							(30,280)
Disposal of treasury stock							45
Decrease due to changes in scope of consolidation							(265)
Increase due to reversal of land revaluation							540
Net changes other than stockholders' equity	6,565	2,179	(540)	2,026	10,230	5,756	15,986
Total changes in interim period	6,565	2,179	(540)	2,026	10,230	5,756	67,839
Balance at Mar. 31, 2007	75,564	2,179	(4,899)	(5,020)	67,823	44,349	636,431

* Appropriation of income decided at the general shareholders' meeting in June 2006

Consolidated Statements of Cash Flows

(in millions of yen)

	FY2006 Ended Mar. 31, 2007	FY2005 Ended Mar. 31, 2006
Cash flows from operating activities		
Income before income taxes	175,375	152,693
Depreciation	86,686	79,506
Interest and dividend income	(5,128)	(3,830)
Interest expense	20,596	21,146
Gain on sale of securities	(2,841)	(1,025)
Equity in income of unconsolidated subsidiaries and affiliates	(14,056)	(10,505)
Loss on separation of real estate business	–	14,100
Increase (decrease) in provision for environmental measures	(1,004)	5,527
Increase (decrease) in provision for casualty loss	(1,429)	1,429
Loss on impairment for fixed assets	4,774	–
Loss on disposal of plant and equipment	4,289	4,575
Decrease (increase) in trade receivables from customers	23,206	(22,683)
Increase in inventories	(54,259)	(46,797)
Increase in trade payables to customers	39,683	44,448
Other	(6,767)	9,823
Subtotal	269,125	248,410
Cash received for interest and dividends	9,051	5,285
Cash paid for interest	(20,370)	(22,007)
Cash paid for income taxes	(85,021)	(33,507)
Net cash provided by operating activities	172,785	198,181
Cash flows from investing activities		
Purchase of plant, equipment and other assets	(123,675)	(89,666)
Proceeds from sale of plant, equipment and other assets	1,494	4,644
Purchase of investments in securities	(10,019)	(12,001)
Proceeds from sale of investments in securities	6,183	3,636
Decrease (increase) in short-term loans receivable	683	(493)
Long-term loans receivable	(339)	(607)
Proceeds from collection of long-term loans receivable	249	236
Other	(3,132))	35
Net cash used in investing activities	(128,557)	(94,214)
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	(33,010)	12,558
Increase (decrease) from commercial paper	–	(15,000)
Proceeds from issuance of long-term debt	120,429	39,545
Repayment of long-term debt	(60,189)	(83,807)
Proceeds from issuance of bonds	61,100	10,000
Repayment of bonds	(68,429)	(30,486)
Payment for purchase of treasury stock	(30,261)	–
Payment of dividends	(27,762)	(8,857)
Other	(10,700)	(17,546)
Net cash used in financing activities	(48,823)	(93,593)
Effect of exchange rate changes on cash and cash equivalents	892	2,784
Increase (decrease) in cash and cash equivalents	(3,701)	13,157
Cash and cash equivalents at beginning of year	95,485	80,591
Cash and cash equivalents of newly consolidated subsidiaries	6,379	1,735
Cash and cash equivalents at end of year	98,162	95,485

Segment Information

1. By industry segment (in millions of yen)

		FY2006	FY2005
Sales to outside customers:	Iron & Steel	805,635	734,749
	Wholesale Power Supply	66,858	65,208
	Aluminum & Copper	396,180	303,889
	Machinery	274,910	246,911
	Construction Machinery	285,333	226,645
	Real Estate	33,867	43,543
	Electronic Materials & Other Businesses	47,510	46,365
	Consolidated net sales	1,910,296	1,667,313
Inter-segment sales:	Iron & Steel	25,060	23,618
	Wholesale Power Supply	–	–
	Aluminum & Copper	1,129	1,055
	Machinery	6,035	12,366
	Construction Machinery	49	382
	Real Estate	7,495	3,701
	Electronic Materials & Other Businesses	16,068	14,763
	Total	55,838	55,887
Total sales:	Iron & Steel	830,696	758,368
	Wholesale Power Supply	66,858	65,208
	Aluminum & Copper	397,309	304,945
	Machinery	280,946	259,277
	Construction Machinery	285,382	227,027
	Real Estate	41,362	47,244
	Electronic Materials & Other Businesses	63,578	61,128
	Eliminations	(55,838)	(55,887)
	Consolidated net sales	1,910,296	1,667,313
Operating costs & expenses:	Iron & Steel	736,107	627,461
	Wholesale Power Supply	48,837	45,678
	Aluminum & Copper	362,639	281,582
	Machinery	258,814	248,896
	Construction Machinery	270,580	218,199
	Real Estate	36,048	42,118
	Electronic Materials & Other Businesses	49,274	43,662
	Eliminations	(60,628)	(60,682)
	Total operating costs	1,701,672	1,446,917
Operating income:	Iron & Steel	94,589	130,906
	Wholesale Power Supply	18,021	19,529
	Aluminum & Copper	34,670	23,362
	Machinery	22,132	10,381
	Construction Machinery	14,802	8,827
	Real Estate	5,314	5,126
	Electronic Materials & Other Businesses	14,304	17,465
	Eliminations	4,790	4,794
	Consolidated operating income	208,624	220,395

2. Overseas Sales (in millions of yen)

	FY2006	% of net sales	FY2005	% of net sales
Asia	344,824	18.1%	255,645	15.3%
Other areas	218,042	11.4%	165,228	9.9%
Total overseas sales	562,866	29.5%	420,873	25.2%

Notes:

1. Asia includes China, Taiwan, South Korea, Thailand and Malaysia.
   Other areas consists of North America.
2. Overseas sales consist of sales of Kobe Steel and its consolidated subsidiaries derived from countries and regions other than Japan.

Investor Information

Kobe Steel intends to publish its annual report for fiscal 2006 by the end of August 2007. This report will be available from: Kobe Steel, Ltd., Investor Relations, 9-12 Kita-Shinagawa 5-chome, Shinagawa-ku, Tokyo 141-8688 JAPAN. Tel +81 (0)3 5739-6045 Fax +81 (0)3 5739-5973 Email www-admin@kobelco.co.jp Website: www.kobelco.co.jp

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Supplemental Information

1. Production & Sales

(1) Crude Steel Production (in millions of metric tons)

	FY2006	FY2005	% change
Industry total *	117.75	112.72	4.5%
Kobe Steel**	7.83	7.56	3.6%

* "Industry total" refers to the total crude steel production of Japan's steel industry.
** Non-consolidated

Sales Volume of Steel Products at Kobe Steel (non-consolidated, in thousands of metric tons)

	FY2006	FY2005	% change
Domestic	5,225	5,238	(0.3%)
Export	1,352	1,263	7.0%
Total	6,577	6,501	1.2%

Export ratio	Tonnage base	20.6%	19.4%
	Value base	22.8%	22.4%

	FY2006	FY2005	% change
Average steel price (in yen per metric ton)	74,500	73,300	1.6%

(2) Sales Volume of Rolled Aluminum & Copper Products at Kobe Steel (non-consolidated)

(in thousands of metric tons)	FY2006	FY2005	% change
Rolled aluminum products	329	334	(1.5%)
Rolled copper products	66	63	6.0%

Sales Volume of Copper Tube (consolidated, in thousands of metric tons)

	FY2006	FY2005	% change
Copper tube	81	77	5.1%

(3) Machinery Segment Orders (consolidated, in billions of yen)

	FY2006	FY2005	% change
Domestic	181.1	146.5	23.6%
Export	127.5	92.8	37.3%
Total orders	308.6	239.4	28.9%

Machinery Segment Backlog of Orders (in billions of yen)

	FY2006	FY2005	% change
Domestic	150.7	122.5	23.1%
Export	155.3	124.2	25.1%
Total backlog	306.1	246.7	24.1%

2. Analysis of Factors Affecting Ordinary Income (consolidated, in billions of yen)

	FY2006	FY2005	Amount of increase
Ordinary Income	183.2	176.9	+6.3

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	21.0	Higher raw material prices	(17.5)
Cost reduction	10.0	Increase in fixed costs	(8.5)
Consolidated subsidiaries and equity-valued affiliates	12.0	Facility maintenance	(17.0)
		Change in method of depreciation	(6.5)
Other	18.8	Effect of inventory valuation	(6.0)
Total	61.8	Total	(55.5)

3. Extraordinary Loss (consolidated, in billions of yen)

	FY2006
Loss on impairment of fixed assets	(4.7)
Expenses for environmental measures	(3.1)
Total	(7.9)

4. Others

(1) Cash Flow, Debt & Debt-to-Equity Ratio (consolidated, in billions of yen)

	FY2006	FY2005	% change
Free cash flow	45.0	95.2	(52.7%)

(Excludes cash flow from project financing)

(in billions of yen)	FY2006	FY2005
Consolidated debt	621.2	589.1
Consolidated D/E ratio (times)	1.2	1.2
Non-consolidated debt	519.6	470.0

(2) Exchange Rate & Effect of 1 Yen Increase on Profits (non-consolidated)

	FY2007 Est.	FY2006	FY2005
Exchange rate (1 U.S. dollar to yen)	115 yen	117 yen	113 yen
Effect of 1 yen increase on profits (millions of yen)	800	700	700

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.

5. Forecast for FY2007 (consolidated, in billions of yen)

	FY2007	FY2006
Sales	2,060.0	1,910.2
Operating income	178.0	208.6
Ordinary income	135.0	183.2
Extraordinary loss	–	(7.9)
Net income	80.0	109.6

6. Forecast for FY2007 by Segment (consolidated, in billions of yen)

Segment		FY2007	FY2006
Iron & Steel	Sales	900.0	830.6
	Operating Income	85.0	94.5
Wholesale Power Supply	Sales	70.0	66.8
	Operating Income	18.0	18.0
Aluminum & Copper	Sales	430.0	397.3
	Operating Income	18.0	34.6
Machinery	Sales	300.0	280.9
	Operating Income	22.0	22.1
Construction Machinery	Sales	315.0	285.3
	Operating Income	20.0	14.8
Real Estate	Sales	45.0	41.3
	Operating Income	4.0	5.3
Electronic Materials & Other Businesses	Sales	55.0	63.5
	Operating Income	7.0	14.3
Eliminations	Sales	(55.0)	(55.8)
	Operating Income	4.0	4.7
Total	Sales	2,060.0	1,910.2
	Operating Income	178.0	208.6

7. Analysis of Factors Affecting Ordinary Income (consolidated, in billions of yen)

	FY2007	FY2006	Amount of decrease
Ordinary Income	135.0	183.2	(48.2)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	23.0	Higher raw material prices	(9.0)
Cost reduction	11.0	Increase in fixed costs	(20.0)
Facility maintenance	6.0	Change in method of depreciation	(15.0)
		Blast furnace refurbishment	(6.0)
		Effect of aluminum & copper inventory valuation	(16.0)
		Consolidated subsidiaries & equity-valued affiliates	(7.5)
		Other	(14.7)
Total	40.0	Total	(88.2)

-End-

END